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Exhibit 99.1

Press Release

Your Contacts:

Corinne Hoff Aventis Global Media Relations Tel.: +33 (0)3 88 99 19 16 Corinne.Hoff@aventis.com	Tony Roddam Aventis Global Media Relations Tel: +33 (0)3 88 99 11 38 Tony.Roddam@aventis.com

Aventis appeals AMF decision

Strasbourg, France, February 13, 2004—Aventis announced today that it was appealing the decision of February 3, 2004 by which the French Autorité des marchés financiers (AMF) cleared Sanofi-Synthélabo's unsolicited tender offer for the share capital of Aventis pursuant to French tender offer rules. This legal action filed with the Court of Appeals of Paris seeks to invalidate the AMF's decision, and is motivated by Aventis' strong determination to protect the interests of the company and its shareholders and employees. Aventis believes it has strong grounds to obtain the relief sought, and intends to submit detailed pleadings to the Court of Appeals in the next 15 days in accordance with the applicable procedural rules.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.

Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Commission des Opérations de Bourse" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

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  Exhibit 99.1